Mail Stop 4561

December 16, 2008

Mark Williams
Chief Financial Officer
CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925

      Re: **CS Financing Corporation**
                Form 10-K for Fiscal Year Ended
                December 31, 2008
                Filed March 31, 2008
                Forms 10-Q for Fiscal Quarter Ended
                September 30, 2008
                Filed November 13, 2008
                File No. 333-129919

Dear Mr. Williams:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB as of December 31, 2007

Changes in Accountants

1.   We note you engaged new auditors for the fiscal year ending December 31, 2007. Our records do not indicate that you have filed the required Item 4.01 Form 8-K. Please file this Form 8-K immediately. The Form 8-K should include all

disclosures required by Item 304 of Regulation S-K and a letter from any former accountant.

Certifications

2.   In paragraph 4d of your certifications for the Form 10-KSB and the Forms 10-Q that follow, we note you have left out the language that should state you evaluated the disclosure controls and procedures and "presented in this report our conclusions about the effectiveness on disclosures controls and procedures." Please refer to Item 601(b)(31) of Regulation S-K and revise future filings accordingly.

Form 10-Q as of September 30, 2008

Note 2 – Investment in Note Receivable page F-7

3.   We note your disclosure stating that the two residential properties in San Francisco have gone into default and RES is in the process of taking possession of the properties and completing the project themselves. Please give us an update as of the present date as to whether your loan with RES is still current and not in default. Tell us if RES continues to make principle and interest payments on a timely basis. Please tell us how you concluded that no provision for bad debt was needed on these loans considering the underlying projects have defaulted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant